May 28, 2026

Thurman J. Rodgers
Chief Executive Officer
SunPower Inc.
1403 N. Research Way
Orem, UT 84097

        Re: SunPower Inc.
            Registration Statement on Form S-1
            Filed May 26, 2026
            File No. 333-296206
Dear Thurman J. Rodgers:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Catherine De Lorenzo at 202-551-3772 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:    Michael Penney, Esq.